Exhibit 99.1

Videocon d2h Limited

Fiscal Year Ended March 31, 2017

Earnings Release

Adjusted EBITDA1 grew 27.1% year on year to INR 10.18 billion

Net Subscriber2 Base stands at 12.91 million

Mumbai, May 29, 2017 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the year ended March 31, 2017.

Key highlights for the fiscal year ended March 31, 2017:

•	Revenue from operations came in at INR 30.72 billion, which is up 15.5% year on year if the Company was to compute its revenue from operations for Fiscal 2017 under its former accounting treatment[3];

•	Subscription and activation revenue came in at INR 28.08 billion;

•	Adjusted EBITDA grew 27.1% year on year to INR 10.18 billion;

•	Adjusted EBITDA margin came in at 33.1%. Adjusted EBITDA margin would have been up 280 basis points year on year if the Company was to compute its revenue from operations for Fiscal 2017 under its former accounting treatment;

•	Profit after tax came in at INR 304 million;

•	Free cash flows[4] came in at INR 1.17 billion;

•	Gross subscribers[5] and net subscribers increased by 2.24 million and 1.05 million, respectively, during the year;

•	Net subscribers base at 12.91 million; and

•	Churn[6] came in at 0.80% per month in Fiscal 2017 as compared to 0.73% in Fiscal 2016.

Key metrics	Fiscal 2017
Gross subscriber additions (million)	2.24
Net subscriber additions (million)	1.05
Adjusted EBITDA (INR million)	10,181
Profit after tax (INR million)	304
Free cash flow (INR million)	1,169

Key highlights for the quarter ended March 31, 2017:

•	Revenue from operations came in at INR 7.55 billion.

•	Subscription and activation revenue came in at INR 6.89 billion;

•	Adjusted EBITDA came in at INR 2.36 billion; Adjusted EBITDA margin came in at 31.3%;

•	Gross and net subscribers increased by 0.47 million and 0.14 million subscribers during the quarter, respectively.

Commenting on the Fiscal 2017 results and company outlook, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I am excited to share that Fiscal 2017 has been a yet another landmark year for Videocon d2h, as the Company achieved net profit and free cash flow breakeven. The Company reported 27.1% year on year growth in EBITDA, despite moderation due to Government of India’s demonetization policy during the November 2016, which also coincided with the seasonally stronger second half. More importantly, our Adjusted EBITDA per subscriber per month grew a healthy 13.0% year on year to INR 69. This clearly demonstrates the strength of our business and our ability to monetize the subscribers we added in Phase III and Phase IV Digitization markets.

During Fiscal 2017, we announced the scheme of amalgamation with Dish TV to create the fastest growing and the second largest pay TV Company in the world, according to Company estimates. We have now received the necessary approvals from the equity shareholders of Videocon d2h and the Competition Commission of India. The Company has started working on an integration plan and has appointed Price Waterhouse Coopers, Deloitte and Aon Hewitt to work on post-merger integration along with the management of Videocon d2h and Dish TV India.”

Speaking on the business outlook for the DTH sector, Mr. Anil Khera, CEO of Videocon d2h, said “There has been numerous industry developments during Fiscal 2017, which we believe will provide for growth opportunities in the DTH sector in India. Recently, the government shared information on the applicable Goods and Service Tax (GST) rate for DTH. The GST rate of 18% for DTH operators could reduce tax payments in Fiscal 2018 and beyond.”

Financial Summary

(In INR million, unless otherwise indicated)

	Q1 FY17 (Adjusted)(1)	Q2 FY17(1)	Q3 FY17(1)	Q4 FY17(1)	FY17(1)
Key financial metrics
Revenue from operations	7,633	7,762	7,774	7,549	30,717
Subscription and activation revenue	6,970	7,107	7,112	6,886	28,075
Adjusted EBITDA	2,519	2,625	2,672	2,364	10,181
Adjusted EBITDA margin (%)	33.0%	33.8%	34.4%	31.3%	33.1%
Profit after tax (loss)	27	148	218	(87)	304

Content cost (% of revenue)	38.7%	38.7%	39.6%	42.5%	39.9%

Adjusted EBITDA less capex	887	907	1,157	981	3,932
Free cash flows	138	199	514	318	1,169

Key operating metrics
Net subscribers (million)	12.29	12.52	12.77	12.91	12.91
ARPU[7] (INR)	211	209	205	196	207
Churn per month (%)	0.49%	0.95%	0.87%	0.87%	0.80%

(1)	The Company adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change resulted in operating revenue being presented net of entertainment tax, effective from April 1, 2016. The Company’s financial and operating highlights for Fiscal 2017 have been adjusted to reflect this change. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax. For more information regarding this change of accounting treatment, see the Company’s Form 6-K dated August 5, 2016. As a result, the Company’s financial and operating highlights for periods after April 1, 2016 are not comparable with its financial and operating highlights for periods prior to April 1, 2016 due to this change in accounting treatment of entertainment tax effective April 1, 2016.

During the year ended March 31, 2017, Videocon d2h reported revenue from operations of INR 30.72 billion. Revenue from operations grew 15.5% year on year on a like to like basis if the Company was to compute its revenue from operations for Fiscal 2017 under its former accounting treatment3. Subscription and activation revenue came in at INR 28.08 billion.

Videocon d2h achieved Adjusted EBITDA of INR 10.18 billion in Fiscal 2017 as compared to INR 8.01 billion in Fiscal 2016, reporting a growth of 27.1%. Adjusted EBITDA margin expanded 280 basis points on a like to like basis if the Company was to compute its revenue from operations for Fiscal 2017 under its former accounting treatment3. Adjusted EBITDA margin was 33.1% during the year. The company achieved a Net Profit after Tax of INR 304 million as compared to a loss of INR 922 million in Fiscal 2016.

The Company added 2.24 million gross subscribers and 1.05 million net subscribers during Fiscal 2017. Net subscribers totaled 12.91 million as of March 31, 2017. Monthly churn came in at 0.80% for the year as compared to a monthly churn of 0.73% in Fiscal 2016. Subscriber acquisition costs in the form of hardware subsidies were INR 1,923 per subscriber during the fourth quarter of Fiscal 2017.

The company had term loans of INR 19.95 billion and total cash and short term investments of INR 4.61 billion as of March 31, 2017.

Conference call’s dial in details

The results conference call time and details are provided below.

	Call #1	Call #2
Date	Tuesday, May 30,2017	Tuesday, May 30,2017

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 3960 0752/ 1 800 120 1221	+91 22 3960 0752/ 1 800 120 1221
Hong Kong	800 964 448/ +852 3018 6877	800 964 448/ +852 3018 6877
Singapore	800 101 2045/ +65 3157 5746	800 101 2045/ +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322	+91 22 3065 2322
USA	1 855 4360 715/ 1 863 9490 105	1 855 4360 715/ 1 863 9490 105
Playback ID	76076	03597

Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

FY17 audited financial results are available on the company web site www.ir.videocond2h.com

Investor relations contact:

Nupur Agarwal

nupur.agarwal@d2h.com

+91-22-4255-5000

[1]	The Company calculates EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for share-based payments (which comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman) which amounted to INR 108.25 million for Fiscal 2017, INR 21.01 million for Q1 of Fiscal 2017, INR 21.01 million for Q2 of Fiscal 2017, INR 21.01 million for Q3 of Fiscal 2017 and INR 45.23 million for Q4 of Fiscal 2017, respectively. Adjusted EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.
[3]	The Company adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change resulted in operating revenue being presented net of entertainment tax, effective from April 1, 2016. The Company’s financial and operating highlights for Fiscal 2017 have been adjusted to reflect this change. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus operating revenue was presented without deduction of entertainment tax. For more information regarding this change of accounting treatment, see the Company’s Form 6-K dated August 5, 2016. As a result, the Company’s financial and operating highlights for periods after April 1, 2016 are not comparable with its financial and operating highlights for periods prior to April 1, 2016 due to this change in accounting treatment of entertainment tax effective April 1, 2016. Using the Company’s former accounting treatment of entertainment tax which the Company applied prior to April 1, 2016, revenue from operations would have been INR 33.0 billion and Adjusted EBITDA margin would have been 30.9% for Fiscal 2017, respectively and revenue from operations would have been INR 8.1 billion and Adjusted EBITDA margin would have been 29.1% for Q4 of Fiscal 2017, respectively.
[4]	The Company calculates free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of its liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.
[5]	Gross subscribers mean total registered subscribers.
[6]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.
[7]	For Fiscal 2017, Average Revenue Per User (“ARPU”) is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period. For prior periods, ARPU was calculated by dividing the Company’s subscription and activation revenue by the average of its net subscribers for the periods. Subscription and activation charges were considered on a gross basis without netting off the recharge margins or discounts provided to the distributors. As a result, ARPU for periods after April 1, 2016 are not comparable with ARPU for periods prior to April 1, 2016 due to this change in the Company’s definition of ARPU effective April 1, 2016.

Videocon d2h Limited - Financial Statements

(All amounts are in Millions of INR)

Statement of Financial Position

	As At
Particulars	March 31, 2017	March 31, 2016
Assets
Non-Current Assets
Property, Plant and Equipment and Capital	26,102.54	26,680.84
Work-in-Progress
Intangible Assets	849.37	888.10
Other Financial Assets	2,701.81	2,054.56
Other Non-Financial Assets	105.57	107.25
Deferred Tax Assets (Net)	7,946.71	8,085.59

Total Non-Current Assets	37,706.00	37,816.34

Current Assets
Inventories	380.85	400.23
Trade Receivables	1.40	2.79
Other Financial Assets	3,714.90	5,547.82
Other Non-Financial Assets	916.77	1,481.61
Cash and Cash Equivalents	661.83	1,428.69

Total Current Assets	5,675.75	8,861.14

Total Assets	43,381.75	46,677.48

Equity
Share Capital	4,209.66	4,163.60
Share Premium	21,517.31	21,147.28
Retained Earnings	(17,918.32)	(18,222.75)
Other Reserves	—	147.51

Total Equity	7,808.65	7,235.64

Liabilities
Non-Current Liabilities
Long-Term Borrowings	235.84	5.37
Other Non-Financial Liabilities	2,365.13	2,739.59
Post Employment Benefits	85.32	53.04
Others Employment Benefits	34.36	31.45

Total Non-Current Liabilities	2,720.65	2,829.45

Current Liabilities
Trade Payable	5,058.26	5,602.86
Other Non-Financial Liabilities	7,420.70	7,383.24
Other Financial Liabilities	20,343.75	23,621.79
Post Employment Benefits	20.88	0.80
Others Employment Benefits	8.86	3.70

Total Current Liabilities	32,852.45	36,612.39

Total Liabilities	35,573.10	39,441.84

Total Equity and Liabilities	43,381.75	46,677.48

Videocon d2h Limited

Earning Release for the Year and Quarter Ended March 31, 2017

	INR in Millions
	For the Quarter Ended (Unaudited)				For the Year Ended (Audited)
Particulars	March 31, 2017	Dec 31, 2016		March 31, 2016	March 31, 2017	March 31, 2016
INCOME
Revenue From Operations	7,549.28	7,773.94		7,715.08	30,717.34	28,558.62

	7,549.28	7,773.94		7,715.08	30,717.34	28,558.62
EXPENSE
Operating Expense	4,070.99	4,073.82		4,414.47	16,191.51	16,492.80
Employee Benefits Expense	348.76	302.11		291.28	1,288.53	1,207.31
Administration and Other Expenses	235.02	219.72		183.46	815.42	704.51
Selling and Distribution Expenses	575.26	526.90		663.89	2,349.31	2,258.84
Depreciation, Amortization and Impairment	1,773.00	1,697.11		1,664.64	6,866.09	6,088.42

Total Expenses	7,003.03	6,819.66		7,217.74	27,510.86	26,751.88
Profit / (Loss) From Operations	546.25	954.28		497.34	3,206.48	1,806.74
Finance (Costs) / Finance Income (Net)	(686.84)	(653.05)		(778.13)	(2,815.88)	(3,142.83)
Other Income	24.03	9.81		9.23	52.70	36.64

Profit / (Loss) Before Tax	(116.56)	311.04		(271.56)	443.30	(1,299.45)
Income Tax Expense
Current Tax	—	—		—	—	—
Deferred Tax Charge / (Credit)	(29.09)	93.33		(59.79)	138.88	(377.40)

Profit / (Loss) After Tax	(87.47)	217.71		(211.77)	304.42	(922.05)
Basic Earning per Share in INR	(0.21)*	0.52	*	(0.51)*	0.73	(2.21)
Diluted Earning per Share in INR	(0.21)*	0.48	*	(0.51)*	0.68	(2.21)

* Not-annualized

Non-GAAP Measures

Earning Before Interest, Tax and Depreciation Amortization (EBITDA)

	INR in Millions
	For the Quarter Ended (Unaudited)			For the Year Ended (Audited)
Particulars	March 31, 2017	Dec 31, 2016	March 31, 2016	March 31, 2017	March 31, 2016
Profit / (Loss) After Tax	(87.47)	217.71	(211.77)	304.42	(922.05)
Income Tax Expense	(29.09)	93.33	(59.79)	138.88	(377.40)

Profit / (Loss) Before Tax	(116.56)	311.04	(271.56)	443.30	(1,299.45)
Finance Costs / Finance Income (Net)	686.84	653.05	778.13	2,815.88	3,142.83
Other Income	(24.03)	(9.81)	(9.23)	(52.70)	(36.64)

Profit / (Loss) From Operations	546.25	954.28	497.34	3,206.48	1,806.74
Depreciation, Amortization and Impairment	1,773.00	1,697.11	1,664.64	6,866.09	6,088.42

EBITDA[1]	2,319.25	2,651.39	2,161.98	10,072.57	7,895.16
Share-Based Payments[2]	45.23	21.01	29.45	108.25	117.77
Adjusted EBITDA[1]	2,364.48	2,672.40	2,191.43	10,180.82	8,012.93

1 EBITDA and Adjusted EBITDA presented in this earnings release are supplemental measures of performance and liquidity that are not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that EBITDA and Adjusted EBITDA help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. The Company believes that EBITDA and Adjusted EBITDA enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

2 Share-based payments comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman.